

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2026

Michael Huang
Chief Financial Officer
RICHTECH ROBOTICS INC.
2975 Lincoln Rd
Las Vegas, NV 89115

> **Re: RICHTECH ROBOTICS INC.**
> **Registration Statement on Form S-1**
> **Filed February 18, 2026**
> **File No. 333-293535**

Dear Michael Huang:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Matthew Derby at 202-551-3334 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Technology